[SASM&F Letterhead]

February 5, 2010

VIA EDGAR TRANSMISSION

AND BY HAND

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, DC 20549-3628

Attn: Ms. Mellissa Campbell Duru

Dear Ms. Duru:

On behalf of SkyTerra Communications, Inc. (“SkyTerra” or the “Company”), set forth below are responses to the comments of the staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter, received by telecopy on January 29, 2010 (the “Comment Letter”) relating to the Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”), filed by the Company on January 8, 2010, and to Amendment No. 3 to the Transaction Statement on Schedule 13E-3 (the “Revised Schedule 13E-3”), filed by the Company on January 21, 2010. The responses are based on information provided to us by the Company, Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P., Sol Private Corp., Harbinger Capital Partners Special Situations GP, L.L.C., Harbinger Capital Partners LLC, Harbinger Holdings, LLC and Philip A. Falcone (the latter seven entities being referred to herein as the “Harbinger Filing Persons”). We represent the Company. To the extent any response relates to information concerning the Harbinger Filing Persons or UBS, such response is included in this letter based on information provided to the Company and us by such other entities or their respective representatives. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Proxy Statement.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below. References in this letter to page numbers and section headings refer to page numbers and section headings in Amendment No. 2 to the Proxy Statement on Schedule 14A (the “Further Revised Proxy Statement”), and Amendment No. 4 to the Schedule 13E-3 (the “Further Revised Schedule 13E-3”), each as filed via EDGAR submission concurrently with this letter and dated February 5, 2010.

The Further Revised Proxy Statement contain responses of the Company to the Staff’s comments contained in the Comment Letter, as well as additional changes required to update the disclosure contained in the Revised Proxy Statement. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a blackline of the Further Revised Proxy Statement marked against the Revised Proxy Statement.

It is our hope that all responsive material will have been provided and that the Company would be in a position to complete a definitive proxy filing.

General

1.	Please file the response cover letter dated January 19, 2010 on EDGAR as correspondence.

The response cover letter dated January 19, 2010 has been filed via EDGAR submission as correspondence concurrently with the delivery of this response letter.

2.	Please be advised we are in receipt of the confidential treatment application filed in response to prior comment 2 and are processing the application concurrently. Correspondence relating to the application will be sent under separate cover to the appropriate parties.

We note the Staff’s comment, and understand that Weil Gotshal & Manges LLP, counsel to the Harbinger Filing Persons, has supplementally furnished the Staff with a response dated February 4, 2010.

Schedule 13E-3, filed November 19, 2009

General

3.	We note your response to prior comment 1 and disagree. It would appear that each alternative outlined in the July materials, inclusive of the supporting data behind the advisor’s recommendations that was considered by the Board, ultimately formed the basis for the Board’s decision to engage in the going private transaction with Harbinger. Although the revised proxy statement contains a summary of page 12 of Section 2 of the presentation materials, the underlying assumptions for each possible alternative that is outlined in the presentation materials have not been filed. Please refer to Item 1015(a) of Regulation M-A and Item 1016 of Regulation M-A and file as an exhibit, the July 30, 2009 materials. In the alternative, please present your well reasoned analysis of why the July 30, 2009 Morgan Stanley report is not “materially related to the 13e-3 transaction.” In this regard, we remind you that a 1015(a) report need not be limited to a discussion of the valuation or consideration to be received as indicated in your response. Rather, any information materially related to the current transaction that is a part of such report should be described and/or filed. Please revise or advise in accordance with this comment.

While SkyTerra continues to believe that the July 30, 2009 Morgan Stanley report is not materially related to the going private transaction, in order to expedite review we note that the disclosure on pages 26-29 of the Further Revised Proxy Statement have been revised in response to the Staff’s comment in order to provide a summary description of the July 30 Morgan Stanley presentation. In addition, the July 30, 2009 Morgan Stanley report has been filed, in its entirety, as an exhibit to the Further Revised Schedule 13E-3.

4.	Further to our comment above. Please refer to Item 1013(a) and (b) of Regulation M-A. Disclosure on page 39 indicates that the Board’s principal purpose for engaging in the transaction at the current time was to meet significant future funding needs. There were many alternatives considered by the Board to achieve this objective, all of which were ultimately rejected by the Board in favor of the current going private transaction. Such alternatives appear to have been preliminarily outlined and further developed in, the Morgan Stanley July 30 and September 22, 2009 materials. Disclosure of Morgan Stanley recommendations that were considered by the Board, including the basis for such recommendations if considered by the Board, would appear to be materially related to the current transaction. Additionally, disclosure on page 33 of the proxy statement states that the Board considered the inability to effect many of the alternatives, some of which appear in the July 30 materials, in the Board’s consideration of the fairness of the 13e-3 transaction. Accordingly, please file the July 30 materials as an exhibit or advise.

The disclosure on pages 26-29 of the Further Revised Proxy Statement has been revised in response to the Staff’s comment in order to provide a summary description of the July 30 Morgan Stanley presentation. In addition, the July 30, 2009 Morgan Stanley report has been filed, in its entirety, as an exhibit to the Further Revised Schedule 13E-3.

Preliminary Proxy

Purpose and Effects of the Merger, page 39

5.	Our review of the July 30 Morgan Stanley materials and July 13 UBS materials provided supplementally indicates that a range of alternatives were considered and rejected by each of the filing parties for various reasons. Consistent with the requirements set forth in Item 1013(b) of Regulation M-A, please ensure each filing party further highlights and supplements the disclosure provided to explain the alternatives and the reasons for the rejection of alternatives considered.

The disclosure on pages 41 and 42 of the Further Revised Proxy Statement has been revised in response to the Staff’s comment. In addition, the July 30, 2009 Morgan Stanley report has been filed, in its entirety, and the July 13, 2009 UBS report has been filed (with portions thereto subject to an application for confidential treatment) as exhibits to the Further Revised Schedule 13E-3.

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The undersigned, on behalf of the Company and the Harbinger Filing Persons (collectively, the “Filing Persons”) hereby acknowledges that: (i) the Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please direct any questions concerning this letter to the undersigned at (212) 735-3457 or Thomas Kennedy at (212) 735-2526.

Very truly yours,

/s/ Kyle T. Seifried
Kyle T. Seifried

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